                                   EXHIBIT 99.1

                              [KPMG LLP LETTERHEAD]



Queens County Savings Bank
Flushing, New York


June 30, 1999


Ladies and Gentlemen:

Pursuant to Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934, we inform you that we have been furnished a copy of Form 12b-25 to be filed by the Incentive Savings Plan of Queens County Savings Bank on or about June 29, 1999 which contains notification of the registrant's inability to file its Form 11-K by June 30, 1999. We have read the Company's statements contained in Part III therein and we agree with the stated reason as to why we have been unable to complete our audit and report on the financial statements for the year ended December 31, 1998, to be included in Form 11-K.

Very truly yours,


/s/ KPMG LLP